Exhibit 1

                                                               December 27, 2001

                An Important Message to Pharmacopeia Shareholders


Dear Fellow Pharmacopeia Shareholder:

                      What is Happening to Your Investment

We at OrbiMed Advisors LLC, holders of approximately 10% of Pharmacopeia's outstanding common stock, are writing to express our deep concern regarding Pharmacopeia's proposed acquisition of Eos Biotechnology, Inc. We believe this acquisition will hurt existing Pharmacopeia shareholders, and we urge you to join us in voting against this transaction.

Despite the strong opposition of significant shareholders and a stock price that has declined significantly since the deal was announced, management has called a special meeting to be held on January 18, 2002, in order to solicit shareholder approval of the acquisition. You should receive, or possibly have already received, a proxy package from Pharmacopeia with a ballot seeking your vote in favor of this potentially damaging transaction.

WE URGE YOU TO MARK "AGAINST" ON EACH OF THE TWO PROPOSALS ON ANY BALLOT YOU MAY RECEIVE FROM THE COMPANY.


                          Who is OrbiMed Advisors LLC?

OrbiMed Advisors LLC is a global asset management firm with more than $4 billion in assets currently under management. Our firm invests in healthcare sector equities, including biotechnology company stocks. Our analytical staff includes numerous business professionals with varied backgrounds as well as a number of former scientists and healthcare field experts. We currently manage some of the world's largest investment funds dedicated exclusively to pharmaceutical and biotechnology investment. With almost $60 million invested in Pharmacopia, by our funds, we believe that we are the company's largest shareholder. As such, our goals are the same as yours -- to profit from our investment in the continued success of Pharmacopeia's business. Unfortunately, in this instance, we think that the Board of Directors and management of our company have made a poor decision.

                             What the Market Thinks

Since the Eos deal was announced, our company's share price has declined by 26%, as of December 26, 2001. During the same period, the NASDAQ Biotechnology Index and the AMEX Biotechnology Index increased by 16% and 21%, respectively. Why has the market reacted so negatively to the Eos acquisition? We think it is because Pharmacopeia is paying too much for a risky, unproven company with significant losses.
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In fact, according to Pharmacopeia's proxy statement, the financial advisors to
Eos believe that the price Pharmacopeia offered to Eos is higher than that indicated by their own analyses.

We have expressed our opposition and intention to vote our shares against the Eos deal in filings made with the Securities and Exchange Commission and in the enclosed press release and letter to the Board of Directors (you may access these documents or learn more about OrbiMed at our website: www.orbimed.com). We urge you to read our letter so that you fully understand why we believe this transaction is not in all of our best interests.

We urge you to join us in opposing the merger by voting against both of the proposals on the Pharmacopeia proxy card. If you have already voted your shares in favor of the proposals, there is still time to change your vote. For assistance in voting your proxy, call Georgeson Shareholder Communications Inc. toll free at (800) 223-2064. If you would like more information about the Eos transaction, please call Carl Gordon of OrbiMed or me at (212) 739-6400. Thank you in advance for your support.

                                                  Sincerely,


                                                  Samuel D. Isaly
                                                  Managing Partner
                                                  OrbiMed Advisors LLC

Enclosures